Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Baker Hughes & BJ Services A Compelling Combination Employee Presentation August 2009

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3 3 Information set forth in this document (and all oral statements made regarding the subjects of this document, including on the conference call announced herein) contain "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect Baker Hughes' and BJ Services' expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including future financial and operating results, accretion to Baker Hughes' earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company's plans, market and other expectations, objectives, intentions and other statements that are not historical facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward- looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses, unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes' and BJ Services' filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Baker Hughes and BJ Services disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise. Forward-Looking Statements

4 4 Baker Hughes and BJ Services will file a joint proxy statement/prospectus and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE ACQUISITION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained for free from Baker Hughes by accessing Baker Hughes' website at www.bakerhughes.com/investor. The proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained for free from BJ Services by accessing BJ Services' website at www.bjservices.com. Additional Information and Where to Find It Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. Participants in the Solicitation

Baker Hughes: Diversified Oilfield Services Franchise Baker Hughes is a global diversified oilfield services company, operating in more than 90 countries A long-time partner Very complementary oilfield services offerings to our business Baker Hughes is committed to growing BJ Services Global expansion of our services as part of Baker Hughes Better able to compete for large, integrated projects Together, we can offer customers more tools to extract more value from their reservoirs 5 5

6 Stronger Diversified Oil Services Franchise 6 Sources: % of revenues from Spears, based on CY 2008 revenue. Total annual revenues are from 2008. 5% 27% Pressure Pumping 24% 39% BJS fills gaps in BHI's product offering

7 Leading Positions in Strategically Important Markets 2008 Market Size ($B) Product Line Proforma BHI SLB HAL WFT SII $24.4 Pressure Pumping 3 2 1 6 $15.3 Geophysical Equipment & Services 1 6 $13.9 Directional Drilling, LWD and Mud Logging 2 1 2 4 6 $12.4 Drilling and Completion Fluids, Solids Control 3 2 1 $11.3 Wireline logging 3 1 2 4 7 $7.4 Completion Equipment 1 4 2 3 6 $7.0 ESPs 1 2 $6.4 Rental and Fishing Services 3 1 2 $4.3 Specialty Chemicals 1 4 $3.8 Drill Bits 1 4 2 $3.3 Coiled Tubing 3 1 2 7 Rank of Share in 2008 Source: Spears and Associates May 2009 Oilfield Market Report, Baker Hughes; BHI proforma

8 8 What It Means for Employees BJ and BHI are highly complementary business with little overlap Will accelerate NA growth by strengthening in unconventional gas and deepwater BJ's premiere service lines and strong brand will build upon BHI's international franchise Provides more opportunities for our people Nothing changes between our companies until the deal closes

Combined Company: Stronger, More Diversified Combined company will be ranked in the top 3 in each of the major markets that are strategic "must-haves" for the top-tier diversified international franchises Pressure pumping will be the combined company's largest product line - 20% of revenues The combined company will have competitive advantages: Critical mass in strategically key markets Broader portfolio to provide customer solutions More competitive in integrated operations projects and bundled service offerings 9

Integration: Expect a Smooth Transition BJ Services and Baker Hughes operate independently until the close Our similar cultures should make for a smooth transition - working on plans now. Deal expected to close as soon as the end of calendar year 2009 Deal closing requires regulator and shareholder approval We will have a team in place to make sure the transition is smooth. 10 10

What You Can Do Communicate the value of transaction to customers Businesses as usual until transaction closes Until the merger closes, BJ Services employees and Baker Hughes employees should not discuss the merger or our businesses with one another beyond what you have cooperated on in the past. 11 11

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